Exhibit 99.1

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated balance sheet and statements of operations are based upon the historical consolidated financial statements of Intrawest Resorts Holdings, Inc. (the “Company”). The unaudited pro forma condensed consolidated financial information has been prepared to illustrate the effect of the sale (the “IRCG Transaction”) by the Company and its wholly owned subsidiaries, Intrawest U.S. Holdings, Inc. and Intrawest ULC, of their respective interests in Intrawest Resorts Club Group (“IRCG”), comprising IRCG’s business of developing, selling interests in, and managing (a) Club Intrawest, a points-based timeshare vacation club at certain locations in the United States, Canada and Mexico, (b) a fractional timeshare program with properties located in Zihuatanejo, Mexico, and (c) an internal exchange program for members of the vacation club operated through Extraordinary Escapes Corporation, pursuant to a Purchase Agreement dated as of November 24, 2015, by and among the Company and Intrawest U.S. Holdings, Inc. and Intrawest ULC, as sellers, and Diamond Resorts Corporation and Diamond Resorts International, Inc. (collectively, “Diamond”), as purchasers. For a more complete description of the IRCG Transaction please see Note 1 of the accompanying unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 has been prepared by including the unaudited historical condensed consolidated balance sheet of the Company as of December 31, 2015, adjusted to reflect the pro forma effect as if the IRCG Transaction had been consummated on that date. The interim unaudited pro forma condensed consolidated statement of operations for the six months ended December 31, 2015 and the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2015 have been prepared by including the Company’s historical condensed consolidated statements of operations, adjusted to reflect the pro forma effect as if the IRCG Transaction had been consummated on July 1, 2014.

The historical consolidated financial statements referred to above for the Company were included in its Quarterly Report on Form 10-Q for the three months ended December 31, 2015 (unaudited) to which this Unaudited Pro Forma Condensed Consolidated Financial Information is filed as Exhibit 99.1 and its Annual Report on Form 10-K for the year ended June 30, 2015, each as filed with the Securities and Exchange Commission on September 9, 2015. The accompanying unaudited pro forma condensed consolidated financial information and the historical consolidated financial information presented herein should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company.

The unaudited pro forma condensed consolidated balance sheet and statements of operations include pro forma adjustments which reflect transactions and events that (a) are directly attributable to the IRCG Transaction, (b) are factually supportable, and (c) with respect to the statements of operations, have a continuing impact on consolidated results of operations. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information was prepared for information purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if the IRCG Transaction had been completed on the dates indicated, nor is it indicative of the future financial position or results of operations of the Company.  Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information. The accounting for the IRCG Transaction is dependent upon final balances related to the assets and liabilities at the close date that have yet to progress to a stage where there is sufficient information for a definitive measurement. Due to the fact that the unaudited pro forma condensed consolidated financial information has been prepared based upon preliminary estimates, and account balances other than those on the actual IRCG Transaction date, the final amounts recorded for the IRCG Transaction may differ materially from the pro forma condensed consolidated financial information presented. The unaudited pro forma condensed consolidated financial information does not reflect future events that may occur after the IRCG Transaction, including potential restructuring and related general and administrative cost savings.

INTRAWEST RESORTS HOLDINGS, INC.
Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2015
(In thousands, except per share data)
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$94,973	$78,242	A	$173,215
Restricted cash	14,223	(218)	B	14,005
Receivables, net	37,895	(5,130)	B	32,765
Other current assets	70,857	(17,184)	B	53,673
Total current assets	217,948	55,710		273,658
Property, plant and equipment, net	514,175	(1,901)	B	512,274
Real estate held for development	139,055	(2,999)	B	136,056
Intangible assets, net	51,162	—		51,162
Goodwill	105,298	—		105,298
Other long-term assets, net	47,761	(20,731)	B	27,030
Total assets	$1,075,399	$30,079		$1,105,478
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$84,093	$(3,749)	B	$80,344
Deferred revenue and deposits	140,746	(4,820)	B	135,926
Capital lease obligations due within one year	21,192	—		21,192
Long-term debt due within one year	9,655	—		9,655
Total current liabilities	255,686	(8,569)		247,117
Long-term capital lease obligations	17,979	—		17,979
Long-term debt	562,590	—		562,590
Other long-term liabilities	63,468	—		63,468
Total liabilities	899,723	(8,569)		891,154

Stockholders' equity:
Preferred stock, $0.01 par value; 300,000 shares authorized; 0 issued and outstanding at each of December 31, 2015 and June 30, 2015	—	—		—
Common stock, $0.01 par value; 2,000,000 shares authorized; 45,230 shares issued and outstanding at each of December 31, 2015 and June 30, 2015	452	—
Additional paid-in capital	2,899,090	—
Accumulated deficit	(2,841,295)	38,648	C	(2,802,647)
Accumulated other comprehensive income	115,223	—		115,223
Total Intrawest Resorts Holdings, Inc. stockholders' equity	173,470	38,648		212,118
Noncontrolling interest	2,206	—		2,206
Total stockholders' equity	175,676	38,648		214,324
Total liabilities and stockholders' equity	$1,075,399	$30,079		$1,105,478

INTRAWEST RESORTS HOLDINGS, INC.
Pro Forma Condensed Consolidated Statement of Operations
For the year ended June 30, 2015
(In thousands, except per share data)
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$587,589	$(27,104)	D	$560,485
Operating expenses	492,917	(23,903)	D	469,014
Depreciation and amortization	59,076	(370)	D	58,706
(Gain) on disposal of assets	(2,280)	—		(2,280)
Loss on remeasurement of equity method investment	1,454	—		1,454
Loss from operations	36,422	(2,831)		33,591
Interest expense, net	(39,706)	(3,911)	D	(43,617)
Loss from equity method investments	(3,810)	—		(3,810)
Loss on extinguishment of debt	(676)	—		(676)
Other income (expense), net	(1,231)	59	D	(1,172)
Loss before income taxes	(9,001)	(6,683)		(15,684)
Income tax expense (benefit)	(3,902)	(80)	D	(3,982)
Net loss	(5,099)	(6,603)		(11,702)
Income attributable to noncontrolling interest	1,821	—		1,821
Net loss attributable to Intrawest Resorts Holdings, Inc.	$(6,920)	$(6,603)		$(13,523)

Weighted average shares of common stock outstanding:
Basic and diluted	45,099	45,099		45,099
Net loss attributable to Intrawest Resorts Holdings, Inc. per share:
Basic and diluted	$(0.15)	$(0.15)		$(0.30)

INTRAWEST RESORTS HOLDINGS, INC.
Pro Forma Condensed Consolidated Statement of Operations
For the six months ended December 31, 2015
(In thousands, except per share data)
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$190,155	$(8,502)	D	$181,653
Operating expenses	220,322	(8,587)	D	211,735
Depreciation and amortization	29,538	(190)	D	29,348
(Gain) on disposal of assets	(2,327)	—		(2,327)
Loss from operations	(57,378)	274		(57,104)
Interest expense, net	(18,618)	(1,678)	D	(20,296)
Earnings (loss) from equity method investments	(1,382)	—		(1,382)
Other income (expense), net	5,210	1,153	E	6,363
Loss before income taxes	(72,168)	(250)		(72,418)
Income tax expense (benefit)	1,268	(43)	D	1,225
Net loss	(73,436)	(207)		(73,643)
(Loss) income attributable to noncontrolling interest	912	—		912
Net loss attributable to Intrawest Resorts Holdings, Inc.	$(74,348)	$(207)		$(74,555)

Weighted average shares of common stock outstanding:
Basic and diluted	45,230	45,230		45,230
Net loss attributable to Intrawest Resorts Holdings, Inc. per share:
Basic and diluted	$(1.64)	$(0.01)		$(1.65)

INTRAWEST RESORTS HOLDINGS, INC.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
(In thousands, except per share data)

1.	Description of Transaction

On November 24, 2015, Intrawest Resorts Holdings, Inc. (the “Company”), through its wholly-owned indirect subsidiaries, Intrawest U.S. Holdings, Inc. and Intrawest ULC, entered into a definitive agreement (the “Purchase Agreement”) to sell Intrawest Resort Club Group (“IRCG”), its vacation club business, to Diamond Resorts Corporation (the “Purchaser”) and Diamond Resorts International, Inc. (together with the Purchaser, “Diamond”) for a purchase price of $80.8 million, which includes estimated purchase price adjustments relating to net working capital (the “IRCG Transaction”).  IRCG is engaged in the business of developing, selling interests in, and managing (a) Club Intrawest, a points-based timeshare vacation club at certain locations in the United States, Canada and Mexico, (b) a fractional timeshare program with properties located in Zihuatanejo, Mexico, and (c) an internal exchange program for members of the vacation club operated through Extraordinary Escapes Corporation.

The purchase price consisted of cash consideration and the assumption of certain liabilities, including certain lease obligations and certain other continuing contract obligations. The Purchase Agreement contains customary representations, warranties, covenants and indemnities of the parties.

Upon closing of the IRCG Transaction on January 29, 2016, Diamond acquired substantially all of the assets used in the operation of the Business, including, but not limited to, certain management contracts, accounts receivable, notes and other amounts receivable, certain real property, the resort points available for sale, and all of the equity interests in certain indirect subsidiaries of the Company.

2.	Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet and statements of operations are based upon the historical consolidated financial statements of the Company, which are included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015, and its Quarterly Report on Form 10-Q for the three months ended December 31, 2015, each as filed with the Securities and Exchange Commission. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 has been prepared by including the unaudited historical condensed consolidated balance sheet of the Company as of December 31, 2015, adjusted to reflect the pro forma effect as if the IRCG Transaction had been consummated on that date. The interim unaudited pro forma condensed consolidated statement of operations for the six months ended December 31, 2015 and the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2015 have been prepared by including the Company’s historical condensed consolidated statements of operations, adjusted to reflect the pro forma effect as if the IRCG Transaction had been consummated on July 1, 2014.

3.	Pro Forma Adjustments

The pro forma adjustments reflect transactions and events that (a) are directly attributable to the IRCG Transaction, (b) are factually supportable, and (c) with respect to the statements of operations, have a continuing impact on consolidated results of operations. The pro forma adjustments are based on available information and certain assumptions the Company believes are reasonable.

The following pro forma adjustments are included in the unaudited pro forma condensed consolidated balance sheet and/or the unaudited pro forma condensed consolidated statements of operations:

A
Reflects cash proceeds of $80.8 million ($85.0 million sale price less purchase price adjustments of $4.2 million relating to net working capital), further reduced by transaction expenses of $2.6 million.

B	Reflects the elimination of assets and liabilities included in the IRCG Transaction.

C	Reflects the effect on accumulated deficit related to the estimated gain on sale.

D	Reflects the elimination of IRCG historical revenues and expenses.

E
Reflects the elimination of IRCG historical expenses, as well as IRCG Transaction-related costs of $1.1 million which have been incurred by the Company during the six months ended December 31, 2015 and have been removed from the interim unaudited pro forma condensed consolidated statement of operations as they reflect non-recurring charges directly related to the IRCG Transaction.

4.	Gain on Sale

The gain on the IRCG Transaction, as if the transaction had been completed on December 31, 2015, is estimated at $38.6 million. The gain on sale is not considered in the pro forma condensed consolidated statements of operations as it is a nonrecurring credit. The actual amount of the gain will be based on the balances as of the closing date and may differ materially from the pro forma gain amount.